Supplement Dated January 13, 2023
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and PERSPECTIVE FOCUS
FIXED AND VARIABLE ANNUITY®, and CURIANGARDSM SIMPLIFIED RETIREMENT ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice documents for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

➢    Effective January 1, 2023, pursuant to the newly passed SECURE 2.0 Act of 2022, the age at which you must begin taking your Required Minimum Distributions (“RMDs”) from your tax-qualified contract has increased from 72 to 73. This change in triggering age for taking RMDs applies to you if you will attain age 72 after December 31, 2022. If you have reached age 72 prior to January 1, 2023, you are still required to use age 72 as the triggering age for RMDs.

You may wish to consult with your financial professional or personal tax advisor if you are impacted by this change.
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(To be used with JMV7698GWND 04/22, JMV17955GWND 04/22, VC5526GWND 04/22, VC5890MLGWND 04/22, JMV9476MLGWND 04/22, JMV5763MLGWND 04/22, JMV5763WFGWND 04/22, JMV17183GWND 04/22, VC3723GWND 04/22, VC3657GWND 04/22, and VC6016GWND 04/22)

VPS00002 01/23